8/1/02

02047723

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

REVENUE PROPERTIES COMPANY LIMITED
The Colonnade
Suite 300
131 Bloor Street, West
Toronto, ON
Canada M5S 1R1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED

August 6, 2002

By: Paul Miatello
Its: Secretary

News
Release

Revenue Properties Company Limited
131 Bloor Street West, Suite 300
Toronto, Ontario, Canada M5S 1R1
Tel: (416) 963-8100 Fax: (416) 963-8512
e-mail: revprop.com
http://www.revprop.com

Contact: William I. Kennedy
President

Richard E. Fletcher
Vice-President, Finance

May 9, 2002

REVENUE PROPERTIES COMPANY LIMITED ANNOUNCES RESULTS FOR THE FIRST QUARTER

Highlights:

- **Funds from continuing operations of $2,012,000**
- **Income from continuing operations of $7,735,000 or 11 cents per share**
- **Income from continuing operations includes a number of non-recurring transactions including a non-cash transfer of $10.5 million to income explained below**
- **Payment of 2 cents quarterly common share dividend on March 15, 2002**

The following table summarizes the consolidated financial results of the Company.

($000's except per share amounts)	Three months ended March 31	
	2002	2001
Income from continuing operations	7,735	1,700
- per basic share	0.11	0.01
- per diluted share	0.07	0.01
Net income	8,036	2,018
- per share	0.11	0.02
Funds from continuing operations	2,012	4,156

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May 9, 2002, Revenue Properties Company Limited (TSE: RPC; NASDAQ: RPCLF) announced today income from continuing operations for the three months ended March 31, 2002 was $7.7 million or 11 cents per share, compared with $1.7 million (1 cent per share) in 2001. Income for the quarter was increased by a non-cash transfer of $10.5 million from the foreign currency translation account following the repatriation of cash in January, offset by a $1.1 million non-cash loss on the early redemption of the 7.5% convertible debentures. Income in 2001 included $5.6 million related to the Company's interest in Pan Pacific Retail Properties Inc. ("PNP") shares that were sold during 2001.

Rental revenues and gross profit increased 6% and 11% to $15.8 million and $6 million, respectively, during the quarter due to improved contributions from the residential properties and due to the acquisition of 50% of Prairie Mall in September 2001. On a same property basis, the gross profit increased 3% to $5.4 million. The sale of 109 lots in Guelph was completed in January 2002.

Interest costs decreased by $3.0 million to $2.9 million, reflecting the repayment of debt using the proceeds from the sale of the PNP shares during 2001. The increase in revenues and decreased interest charges resulted in the Company earning an operating profit of $0.5 million, compared to a $3.0 million operating loss for the comparable period in 2001.

The primary indicator of performance for management continues to be funds from continuing operations ("FFO"). FFO for the quarter ending March 31, 2002 were $2.0 million ($4.2 million for the same period in 2001). Last year, FFO included PNP dividends of $5.6 million. While substantial debt has been repaid, reducing interest costs, the Company held cash invested in short term, low yielding investments, pending the outcome of the substantial issuer bid for the 6% convertible debentures.

The computation of funds from continuing operations may differ from the methodology utilized by other real estate companies and, therefore, may not be comparable to such other real estate companies. FFO is not indicative of funds available for the Company's cash needs.

The Company began the year with a cash balance of $126 million. Major uses of the cash included $45 million for the redemption of the 7.5% convertible debentures, $50 million to repay bank indebtedness and $26.6 million to acquire the tendered 6% convertible debentures. A mortgage was arranged, secured against East York Town Centre generating cash of $20 million.

The Company has not acquired any common shares under the Normal Course Issuer Bid to April 30, 2002 while 278,000 options were exercised at an average price of $0.65 per share.

Significant events completed since the end of the first quarter include the acquisition of US$17,441,000 principal amount of the 6% convertible debentures pursuant to a substantial issuer bid and the P.T. Gaming LLC's sale of the sports bars. In addition, the Company accepted an offer to sell its leasehold interest in the 1,215 unit apartment complex, The Oaks, that, subject to closing, will generate a gain of approximately $20 million. The Company expects to net approximately $41 million from the sale. Subsequent to the completion of the three transactions, the Company will have cash of approximately $76 million.

Note: *Certain matters discussed are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company's expectations include market valuations of its shares, financial performance and operations of its shopping centres and residential properties, real estate conditions, execution of competing development programs, successful completion of renovations, changes in the availability of acquisitions, changes in local or national economic conditions, and other risks detailed from time to time in reports filed with the Securities and Exchange Commission including the Annual Report on Form 20F.*

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REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)	**March 31 2002** *(unaudited)*	December 31 2001
ASSETS		
Rental properties	**$143,365**	$144,356
Properties held for development and sale	**12,907**	15,130
Cash and cash equivalents	**48,924**	126,444
Mortgages and advances receivable	**10,259**	8,728
Other assets	**4,141**	2,911
Future income tax asset	**---**	1,184
Discontinued operations (Note 7)	**18,545**	19,345
	$238,141	$318,098
LIABILITIES AND SHAREHOLDERS' EQUITY		
Long-term debt	**$69,119**	$49,157
Convertible debentures (Note 3)	**73,646**	118,210
Bank and other indebtedness	**---**	50,833
Accounts payable and deposits	**13,541**	15,819
Future income tax liability	**964**	--
	157,270	234,019
Shareholders' equity	**80,871**	84,079
	$238,141	$318,098

The accompanying notes form an integral part of these financial statements.

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REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF INCOME

(unaudited, in thousands of Canadian dollars, except per share amounts)	Three months ended March 31	
	2002	2001
RENTAL OPERATIONS		
Revenue	**$15,756**	$14,824
Property operating expenses	**9,716**	9,399
	6,040	5,425
REAL ESTATE SALES		
Sales	**3,704**	---
Cost of sales	**3,577**	---
	127	---
Other operating expenses:		
Interest	**2,880**	5,867
General and administrative	**1,187**	1,222
Interest and other (income) expense	**107**	(120)
Depreciation and amortization	**1,465**	1,412
	5,639	8,381
OPERATING PROFIT (LOSS)	**528**	(2,956)
Reduction of foreign currency translation account	**10,520**	---
Loss on redemption of convertible debentures (Note 3)	**(1,093)**	---
Equity in earnings of PNP	**---**	6,944
Loss from reduction of interest in PNP	**---**	(1,331)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	**9,955**	2,657
Income taxes		
Current	**72**	61
Future	**2,148**	896
	2,220	957
INCOME FROM CONTINUING OPERATIONS	**7,735**	1,700
Income from discontinued operations (Note 7)	**301**	318
NET INCOME	**$8,036**	$2,018
Per basic and diluted common share (Note 6)		
Income per common share from continuing operations		
Basic	**$0.11**	$0.01
Diluted	**$0.07**	$0.01
Net income per common share		
Basic	**$0.11**	$0.02
Diluted	**$0.07**	$0.02
Weighted average number of shares (in thousands)		
Basic	**63,978**	63,487
Diluted	**129,075**	63,547

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT

(unaudited, in thousands of Canadian dollars)	Three months ended March 31	
	2002	2001
Deficit at beginning of year	**$174,981**	$112,071
Net income for the period	**(8,036)**	(2,018)
Dividends	**1,283**	3,812
Settlement of convertible debentures	**846**	802
Deficit at end of period	**$169,074**	$114,667

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF FUNDS FROM CONTINUING OPERATIONS

(unaudited, in thousands of Canadian dollars)	Three months ended March 31	
	2002	2001
Income from continuing operations	**$7,735**	$1,700
Add (deduct) non-cash items:		
Depreciation and amortization	**1,545**	1,603
Future income taxes	**2,148**	896
Loss on redemption of convertible debentures	**1,093**	---
Reduction of foreign currency translation account	**(10,520)**	---
Other	**11**	---
Loss from reduction of interest in PNP	**---**	1,331
Undistributed profit of equity accounted PNP	**---**	(1,374)
FUNDS FROM CONTINUING OPERATIONS	**$2,012**	$4,156

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW

(unaudited, in thousands of Canadian dollars)	Three months ended March 31 2002	2001
OPERATING ACTIVITIES		
Funds from continuing operations	**$2,012**	$4,156
Re-leasing costs	**(156)**	(169)
Amortization of discount of convertible debentures	**272**	404
Net change in other assets and liabilities	**(1,181)**	(1,610)
	947	2,781
Cash flow from discontinued operations	**163**	652
	1,110	3,433
INVESTING ACTIVITIES		
Acquisition and development of real estate	**(2,193)**	(365)
Net proceeds from property sales	**1,434**	---
Change in restricted cash	**(23)**	(333)
Net proceeds from sale of PNP shares	**---**	88,926
	(782)	88,228
Investment in discontinued operations	**481**	102
	(301)	88,330
FINANCING ACTIVITIES		
Issue of capital stock	**180**	212
Net change in long-term debt and bank indebtedness	**(30,813)**	(73,569)
Repurchase of capital stock	**---**	(1,148)
Dividends paid	**(1,283)**	(3,812)
Redemption of convertible debentures	**(44,951)**	--
Settlement of convertible debentures	**(846)**	(802)
	(77,713)	(79,119)
Net change in debt of discontinued operations	**(59)**	(14,483)
	(77,772)	(93,602)
TOTAL CASH PROVIDED (USED)	**(76,963)**	(1,839)
Effect of foreign currency translation on cash balances	**(557)**	(382)
Cash and cash equivalents at beginning of period	**126,444**	3,805
Cash and cash equivalents at end of period	**$48,924**	$1,584
Supplemental cash flow information:		
Cash interest paid	**$3,575**	$6,193
Cash income taxes paid	**60**	4,015

The Company closed the sale of 109 housing lots in Guelph, Ontario for $3,704 which was satisfied by mortgages receivable of $3,148 and cash for the remaining balance.

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2002

1. BASIS OF PRESENTATION

Revenue Properties Company Limited's (the "Company") significant accounting policies as documented in Note 1 of the most recent annual financial statements have been applied consistently for the period ended March 31, 2002. These unaudited interim financial statements do not contain all disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the most recent annual financial statements.

2. CANADIAN RENTAL INCOME SEGMENTS

Three months ended March 31

			2002			2001
(in thousands of Canadian dollars)	**Retail**	**Residential**	**Total**	Retail	Residential	Total
Revenues	**$9,765**	**$5,991**	**$15,756**	$8,996	$5,828	$14,824
Operating expenses	**5,001**	**4,715**	**9,716**	4,564	4,835	9,399
Total	**$4,764**	**$1,276**	**$6,040**	$4,432	$993	$5,425

3. CONVERTIBLE DEBENTURES

(in thousands of Canadian dollars, unless otherwise noted)

	Conversion		Principal amount		
Rate	price	Due date	April 30, 2002	March 31, 2002	December 31, 2001
6.0%	US$1.82	March 1, 2004	US$17,158	US$34,599	US$34,599
	$2.90		$26,912	$55,158	$55,109
7.0%	$1.74	December 31, 2006	79,715	79,715	79,715
7.5%	---	---	---	---	44,961

In January 2002, the Company redeemed and cancelled all of its outstanding 7.5% convertible debentures, which were to mature October 1, 2003. The early redemption resulted in a non-cash loss of $1,093,000, primarily caused by the decrease in interest rates between the date of issue and the date of redemption, and a net reduction to shareholders' equity of $900,000.

In March 2002, the Company made a substantial issuer bid, pursuant to an Offering Circular, for its 6.0% US denominated convertible debentures, due March 1, 2004 (the "Debentures") at the price of US$950 cash for each US$1,000 principal amount outstanding plus any accrued and unpaid interest. In April 2002, the Company paid $26,400,000 to purchase the Debentures tendered plus interest of $200,000, resulting in a gain of $50,000 and a net increase to shareholders' equity of $200,000.

4. COMMON SHARES

(in thousands)	April 30, 2002	March 31, 2002	December 31, 2001
Common shares outstanding	64,152	64,152	63,869
Share options outstanding	1,508	1,508	1,241

During the three months ended March 31, 2002, the Company purchased and cancelled nil common shares pursuant to a Normal Course Issuer Bid filed with the Toronto Stock Exchange.

5. SHARE BASED COMPENSATION

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants accounting standard, Stock-Based Compensation and Other Stock-Based Payments, Section 3870. The only share-based compensation or payment granted by the Company is pursuant to its share option plan. The accounting for the share option plan has not changed as a result of the new standard.

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If the Company had adopted the fair value based method of accounting for its share option plan, the Company's pro forma compensation expense would have decreased net income by $17,000 for the three months ended March 31, 2002, which would have no impact on the basic and diluted earnings per share as reported. The grant-date fair value of options granted during the three months ended March 31, 2002 was estimated using the Black-Scholes option pricing model incorporating the following assumptions: expected dividends of 8 cents per share; expected volatility of 48%; risk-free interest rate of 5.3%; and expected option life of 5 years. As the accounting standard is to be applied to all awards granted subsequent to January 1, 2002, the effective date of the Section, the pro forma disclosure excludes the effect of the awards granted before January 1, 2002.

A summary of the status of the Company's share option plan as of March 31, 2002 and the changes during the period then ended is presented below:

(in thousands, except per share amounts)	Outstanding share options	Weighted average price
Options outstanding at January 1, 2002	1,241	$1.18
Options granted	545	$1.57
Options exercised	(278)	$0.65
Options expired	---	---
Options outstanding at March 31, 2002	1,508	$1.42
Options exercisable at March 31, 2002	937	$1.55

For options outstanding as at March 31, 2002, the range of exercise prices and the weighted average exercise price is as follows:

(in thousands, except per share amounts)	Number of share options-exercisable / total	Weighted average exercise price-exercisable / total	Weighted average remaining life
$0.45 - $0.53	180 / 388	$0.50 / $0.52	3.68 years
$1.57 - $2.35	757 / 1,120	$1.80 / $1.73	2.88 years

6. INCOME PER COMMON SHARE

A reconciliation of the number of shares used in the computation of basic and diluted income per share from both continuing operations and net income is as follows:

	Three months ended March 31	
(in thousands)	**2002**	2001
Weighted average number of shares for basic income per share	**63,978**	63,487
Effect of conversion of debentures (where dilutive)	**64,823**	--
Effect of dilutive share options	**274**	60
Weighted average number of shares for diluted income per share	**129,075**	63,547

7. DISCONTINUED OPERATIONS

P.T. Gaming LLC, in which the Company has a 50% ownership interest, completed the sale of its gaming assets, subsequent to March 31, 2002, excluding the small casino. The Company's net proceeds will be approximately CDN$13,500,000 (US$8,500,000). The sale will result in no significant gain or loss to the Company's recorded carrying value at March 31, 2002.

The summarized statement of operations for gaming follows:

	Three months ended March 31	
(in thousands of Canadian dollars)	**2002**	2001
Revenue	**$7,203**	$6,794
Operating expenses	**(6,531)**	(5,777)
Interest expense	**(35)**	(85)
Depreciation and amortization	**(336)**	(614)
Income from discontinued operations	**$301**	$318

The summarized balance sheet information for gaming follows:

(in thousands of Canadian dollars)	**March 31 2002**	December 31 2001
Assets		
Property and equipment, net of accumulated depreciation	**$9,989**	$10,101
Other assets	**8,556**	9,244
Total	**$18,545**	$19,345
Liabilities		
Long-term debt	**$1,951**	$2,009
Accounts payable and deposits	**407**	881
Total	**$2,358**	$2,890

8. EXCHANGE RATES

	2002 U.S. $ to Canadian $	2001	**2002** Canadian $ to U.S. $	2001
Average rate during the period	**1.5943**	$1.5286	**$0.6272**	$0.6542
Period end rate, March 31	**1.5942**	$1.5762	**$0.6273**	$0.6344
Period end rate, December 31		1.5928		$0.6278

9. SUBSEQUENT EVENT

In April 2002, the Company entered into an agreement to sell the residential properties, referred to as The Oaks. The sale of The Oaks will result in a gain of approximately $20,000,000. Closing is scheduled to occur in May 2002. The net proceeds will be used to repay the mortgages secured against the properties and for general corporate purposes.